350 East Las Olas Boulevard Las Olas Centre II, Suite 1150 P.O. Box 30310 Fort Lauderdale, FL 33303-0310 954.759.2763 Direct 954.462.4150 Main 954.462.4260 Fax jmayersohn@ralaw.com

April 7, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Barbara C. Jacobs
Assistant Director

Re:	Onstream Media Corporation - Registration Statement on Form S-3
Filed March 5, 2010
File No. 333-165258

Dear Ms. Jacobs:

The purpose of this letter is to provide the Company’s responses to the March 30, 2010 Comment Letter (the “Comment Letter”) to Mr. Randy S. Selman, Chief Executive Officer of Onstream Media Corporation (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Incorporation of Certain Information by Reference, page 26

COMMENT 1.
Revise this section to incorporate by reference the Forms 8-K filed on October 23, 2009, December 10, 2009 and March 29, 2010, or tell us why you believe the filings are not required to be incorporated by reference into your Form S-3.  Refer to Item 12(a)(2) of Form S-3.

Response:	We have revised this section in accordance with the Staff’s comment.

Item 17.  Undertakings

COMMENT 2.	Revise to include the undertakings at Item 512(a)(6) and 512(b) of Regulation S-K, or tell us why you believe that you are not required to include these undertakings.

Cleveland Toledo Akron Columbus Cincinnati Washington, D.C. Tallahassee Orlando Fort Myers Naples Fort Lauderdale

www.ralaw.com

U.S. Securities and Exchange Commission
Barbara C. Jacobs
April 7, 2010

Response:	We have revised this section in accordance with the Staff’s comment.

Exhibit 5.1

COMMENT 3.	Please file a revised legality opinion that opines on whether the registered securities, when sold, will be legally issued, fully paid and non-assessable. Refer to Item 601(b)(5)(i) of Regulation S-K.

Response:	We have filed a revised opinion, containing the language requested in the Staff’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

Joel D. Mayersohn